UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Midnight Harvest LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Michigan

   Date of organization
   March 31, 2014

Physical address of issuer
9989 Harmony Dr Interlochen, MI 49643

Website of issuer
Midnight-harvest.com

Current number of employees
0

Filer EDGAR CIK

0001964414

Filer EDGAR CCC
8jef*ucx

Filer EDGAR Password
$htpnzrmbww4

Filer EDGAR PMAC
hiu#9xsh

Submission Contact Person Information

Name
Matthew Hall

Phone Number
(231) 492-4144

Email Address
matt@midnight-harvest.com

Notification Email Address
matt@midnight-harvest.com

Signatories

Name
Matthew Hall

Signature

Title
Manager

Email
matt@midnight-harvest.com

Date
April 15, 2024